ALLGREEN PROPERTIES LIMITED

04 JAN 28 AM 7:21

04012398

File No. 82-4959

Date: -7 JAN 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

SUPPL

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 1/28

File No. 82-4959

MASNET No. 17 OF 07.01.2004
Announcement No. 17

ALLGREEN PROPERTIES LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer:	6/1/2004
2. Name of Substantial Shareholder:	Prudential Asset Management (S) Ltd

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: **As a percentage of issued share capital:**	

PART III

1. Date of change of interest:	2/1/2004
2. The change in the percentage level:	From 5.9843% to 6.0077%
3. Circumstance(s) giving rise to the interest or change in interest:	Open market purchase

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	62,855,000
As a percentage of issued share capital:	0	5.9843
No. of shares held after the change:	0	63,101,000
As a percentage of issued share capital:	0	6.0077

Submitted by Ms Isoo Tan, Company Secretary on 7/1/2004 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 13 JAN 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

File No. 82-4959

MASNET No. 31 OF 13.01.2004
Announcement No. 31

ALLGREEN PROPERTIES LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/01/2004

2. Name of Director: Goh Soo Siah

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 13/01/2004

2. Name of Registered Holder: Goh Soo Siah

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	1,511,538
As a percentage of issued share capital:	0.14
No. of shares which are the subject of this notice:	400,000
As a percentage of issued share capital:	0.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.18
No. of shares held after the change:	1,111,538
As a percentage of issued share capital:	0.11

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	1,511,538	1,515,734
As a percentage of issued share capital:	0.14	0.14
No. of shares held after the change:	1,111,538	1,515,734
As a percentage of issued share capital:	0.11	0.14

Submitted by Ms Isoo Tan, Company Secretary on 13/01/2004 to the SGX

04 JAN 28 AM 7:21

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 14 JAN 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

File No. 82-4959

MASNET No. 27 OF 14.01.2004
Announcement No. 27

ALLGREEN PROPERTIES LIMITED

Notice Of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 14/01/2004

2. Name of Director: Goh Soo Siah

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 14/01/2004

2. Name of Registered Holder: Goh Soo Siah

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	1,111,538
As a percentage of issued share capital:	0.11
No. of shares which are the subject of this notice:	200,000
As a percentage of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.212
No. of shares held after the change:	911,538
As a percentage of issued share capital:	0.09

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	1,111,538	1,515,734
As a percentage of issued share capital:	0.11	0.14
No. of shares held after the change:	911,538	1,515,734
As a percentage of issued share capital:	0.09	0.14

Submitted by Ms Isoo Tan, Company Secretary on 14/01/2004 to the SGX

File No. 82-4959

MASNET No. 28 OF 14.01.2004
Announcement No. 28

ALLGREEN PROPERTIES LIMITED

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 137,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on the following dates:-

(i) 13,000 ordinary shares of S$0.50 each listed and quoted with effect from 8 January 2004;

(ii) 124,000 ordinary shares of S$0.50 each listed and quoted with effect from 13 January 2004.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the new shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,050,467,000 ordinary shares of S$0.50 each.

By Order of the Board
Ms Isoo Tan
Company Secretary

Submitted by Ms Isoo Tan, Company Secretary on 14/01/2004 to the SGX